Dawson James Securities, Inc.

1 North Federal Highway, 5th Floor

Boca Raton, Florida 33432

March 14, 2014

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Ruthigen, Inc. Registration Statement on Form S-1

File No. 333-190476

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Ruthigen, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective on Tuesday, March 18, 2014, at 4:00 p.m. (Washington D.C. time), or as soon thereafter as may be practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 1,200 copies of the Preliminary Prospectus dated March 12, 2014 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the undersigned, as the Representative of the several underwriters, have confirmed that they have complied with and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,
dawson james securities, Inc.
As Representative of the Several Underwriters,

/s/ Robert D. Keyser, Jr.
By:	Robert D. Keyser, Jr.
Title:	Chief Executive Officer